james grandolfo Partner – Milbank LLP Registered Foreign Lawyer (New York) 30/F Alexandra House | 18 Chater Road | Central | Hong Kong T: +852.2971.4848 jgrandolfo@milbank.com | milbank.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 11, 2025

Re:	Hotel101 Global Holdings Corp.
Hotel101 Global Pte. Ltd.
Draft Registration Statement on Form F-4
Submitted January 31, 2025
CIK No. 0002054507

Dear Ms. Kellie Kim, Mr. Isaac Esquivel, Mr. Ruairi Regan and Ms. Brigitte Lippmann,

On behalf of Hotel101 Global Holdings Corp. (the “Company” or “HBNB”) and Hotel101 Global Pte. Ltd. (“Hotel101 Global,” and together with the Company, the “Co-Registrants”), we respectfully submit this letter setting forth the responses of the Co-Registrants to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 27, 2025 (the “Comment Letter”) with respect to the draft registration statement on Form F-4 filed with the Commission on January 31, 2025 (the “Draft Registration Statement”). Concurrently with the filing of this letter, the Company has filed Confidential Draft Submission No. 2 of the Draft Registration Statement on Form F-4 through EDGAR (the “Revised Draft Registration Statement”).

The Staff’s comments are repeated below in bold and are followed by the Co-Registrants’ responses. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement. The changes reflected in the Revised Draft Registration Statement include those made in response to the Staff’s comments as well as other updates.

March 11, 2025	Page 2

Draft Registration Statement on Form F-4

Cover Page

1.	Please disclose that the JVSPAC Board did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the business combination, as noted on page xii. Refer to Item 1604(a)(1) of Regulation S-K.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on the cover page of the Revised Draft Registration Statement.

2.	We note your cross-reference to compensation received by JVSPAC Sponsor and its affiliates. Please also disclose the amount of compensation received or to be received by the sponsor and its affiliates in connection with the business combination. Refer to Item 1604(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on the cover page of the Revised Draft Registration Statement.

Questions and Answers about the Proposals, page x

3.	Please state whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of JVSPAC is required. Please refer to Item 1606(c) of Regulation S-K. Add any appropriate risk factors if the transaction is not structured in a way that such approval is required and/or if approval of the transaction is already assured as a result of the number of shares held by the sponsor and its affiliates relative to the number outstanding.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages xii and 66 of the Revised Draft Registration Statement.

4.	We note your disclosure on page xi that the Initial Shareholders have agreed to vote any JVSPAC Ordinary Shares purchased by them in the open market after the IPO in favor of the Proposals. Please provide your analysis on how such potential purchases would comply with Rule 14e-5 of the Securities Exchange Act 1934. For guidance, see Question 166.01 of our Compliance and Disclosure Interpretations (Tender Offer Rules and Schedules).

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page xiii of the Revised Draft Registration Statement.

Summary of the Proxy Statement/Prospectus, page 1

5.	Please include a brief description of the background of the business combination. Refer to Item 1604(b)(1) of Regulation S-K.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 6-12 of the Revised Draft Registration Statement.

6.	We note your disclosure on page 6 that the JVSPAC Board recommends that JVSPAC shareholders vote FOR the SPAC Merger Proposal. Please revise the summary section to provide a brief description of the material factors that the board considered in making this determination. Refer to Item 1604(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 12-13 of the Revised Draft Registration Statement.

March 11, 2025	Page 3

7.	Outside your compensation table on page 9, please describe the extent to which the compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of JVSPAC. Refer to Item 1604(b)(4) of Regulation S-K.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 16 of the Revised Draft Registration Statement.

8.	Under Merger Consideration on page 2, please describe the dilutive impact of the Consideration Shares and the Earnout Shares on non-redeeming shareholders.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 3 of the Revised Draft Registration Statement.

9.	Please provide concise, bulleted or numbered statements that is no more than two pages summarizing your principal risk factors, focusing on the principal risks of the transaction. See Item 105(b) of Regulation S-K.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 19-21 of the Revised Draft Registration Statement.

Risk Factors, page 20

10.	We note your disclosure on page 65 regarding Investment Company Act related risks. It appears that the majority of your current operations are conducted through Hotel of Asia, Inc. We also note that you appear to have a 40% equity interest in Hotel of Asia, Inc. and it is unclear the extent to which you control Hotel of Asia, Inc. Please provide us with a detailed analysis of the exemption(s) under the Investment Company Act that you and your subsidiaries intend to rely upon and how your investment strategy will support such exemption(s). Also, please revise your disclosure in your business section to clarify the extent to which you control Hotel of Asia, Inc.

Investment Company Act Analysis – Hotel101 Global

Hotel101 Global does not fall within the basic definition of “investment company” in Section 3(a)(1) of the Investment Company Act of 1940 (the “ICA”), and therefore it does not need to rely on an exemption under the ICA. The following represents an approximate breakdown of Hotel101 Global’s total assets as of June 30, 2024, on a pro forma basis after giving effect to the Business Combination, including the January 21, 2025 acquisition by Hotel101 Global of 40% of the outstanding shares of HOA and the December 30, 2024 transfer of leasehold right over certain real estate-related properties by DDPC to Hotel101 Global, and on an unconsolidated (stand-alone) basis as required by ICA Section 3(a)(1)(C), based on information in the unaudited condensed consolidated financial statements and related notes of Hotel101 Global as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 and the unaudited interim condensed consolidated financial statements and related notes of HOA as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023:

March 11, 2025	Page 4

Hotel101 Global’s Assets[1] at June 30, 2024 (Unconsolidated)
(in US$ millions)
(1) Equity in wholly owned subsidiaries of Hotel101 Global	$17.8
Hotel101 EU SARL (“Hotel101 EU”)	12.2
Hotel101 Japan One Pte. Ltd. (“Japan One”)	4.3
Hotel101 Japan Two Pte. Ltd. (“Japan Two”)	1.3
(2) Debt of wholly owned subsidiaries of Hotel101 Global	32.8
Hotel101 EU	18.2
Japan One	5.1
Japan Two	8.4
Hotel101 LA Holdings LLC (“Hotel101 USA”)	0.8
Tokutei Mokuteki Kaisha Hotel101 Niseko (“TMK”)	0.2
Others	0.1
(3) Other assets held in Hotel101 Global	3.3
(4) Equity in affiliate (Hotel of Asia, Inc. (“HOA”))	14.5
Total Assets	$68.5

Under the “objective test” of investment company status in ICA Section 3(a)(1)(C), an issuer is an investment company if, generally, it owns “investment securities” having a value exceeding 40% of its total assets (exclusive of U.S. Government securities and cash items). “Investment securities,” as defined in ICA Section 3(a)(2), include all securities other than (among other exclusions) securities issued by majority-owned subsidiaries of the owner that are not themselves investment companies and are not relying on the exception in ICA Section 3(c)(1) or 3(c)(7).

Hotel101 Global’s primary assets – its equity and debt investments in wholly owned subsidiaries – are not “investment securities” under the definition in ICA Section 3(a)(2), because they are securities issued by majority-owned subsidiaries of Hotel101 Global that are not investment companies and do not rely on ICA Section 3(c)(1) or 3(c)(7), as detailed below:

●	Each of the wholly owned subsidiaries shown in the table is a “majority-owned subsidiary” of Hotel101 Global within the meaning of the ICA.[2] Hotel101 Global directly owns 100% of the equity, representing 100% of the outstanding voting securities, of each of Hotel101 EU, Japan One, Japan Two, and Hotel101 USA (the “Intermediate Holdcos”), and indirectly owns 100% of the equity, representing 100% of the outstanding voting securities, of TMK and Hotel101 Madrid SLU (“Hotel101 Madrid”).

[1]	We note that the figures in the table are estimates and, in the case of assets (1) and (4), equity in wholly owned subsidiaries and HOA, the figures shown are based on those companies’ book value. Given that the entities in question are private and have not sold equity to unaffiliated third parties, HBNB and Hotel101 Global do not have a ready measure of the “fair value” that a purchaser would be willing to pay for these assets in an arm’s-length transaction; however, HBNB and Hotel101 Global believe that the book and balance sheet values shown represent a reasonable proxy for the relative fair values of the respective assets held by Hotel101 Global on an unconsolidated basis.
[2]	ICA Section 2(a)(24) provides that a “[m]ajority-owned subsidiary” of a person means a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.

March 11, 2025	Page 5

●	These subsidiaries are not themselves investment companies and do not rely on ICA Section 3(c)(1) or 3(c)(7):

○	TMK, Hotel101 Madrid and Hotel101 Los Angeles LLC (“Hotel101 LA”), are each project companies that directly own and develop hotel projects (the “Hotel Development Subsidiaries”). The primary assets of each Hotel Development Subsidiary, representing well over 60% of the value of each such company’s total assets on an unconsolidated basis, are development properties and other property and equipment – assets that are not “investment securities.” Therefore, no Hotel Development Subsidiary owns investment securities with a value exceeding 40% of its total assets (exclusive of U.S. Government securities and cash items), and none is an investment company under ICA Section 3(a)(1)(C).

○	The Intermediate Holdcos are holding companies for majority-owned subsidiaries that are Hotel Development Subsidiaries; Hotel101 EU owns 100% of the equity of Hotel101 Madrid, Hotel101 USA owns 100% of the equity of Hotel101 LA, and Japan One and Japan Two together own 100% of the equity of TMK.[3] The primary assets of each Intermediate Holdco, representing well over 60% of the value of each such company’s total assets on an unconsolidated basis, are its equity and/or debt interests in the corresponding Hotel Development Subsidiary. Such interests, as securities of a majority-owned subsidiary that is not an investment company and does not rely on ICA Section 3(c)(1) or 3(c)(7), are not “investment securities” under the definition in ICA Section 3(a)(2). Therefore, no Intermediate Holdco owns investment securities with a value exceeding 40% of its total assets (exclusive of U.S. Government securities and cash items), and none is an investment company under ICA Section 3(a)(1)(C).

●	Accordingly, assets (1) and (2) in the table above, as securities of majority-owned subsidiaries of Hotel101 Global that are not investment companies and do not rely on the exception in ICA Section 3(c)(1) or 3(c)(7), are not an “investment securities” of Hotel101 Global.

Therefore, assets that are not “investment securities” are estimated to represent at least $50.7 million, or approximately 74%, of Hotel101 Global’s total assets on an unconsolidated basis.4 Even assuming that all other assets of Hotel101 Global, including its interest in HOA interest, were treated as investment securities, they would not approach the 40% level that would cause Hotel101 Global to be a prima facie investment company under ICA Section 3(a)(1)(C).

The investment company definition also includes a “subjective test,” ICA Section 3(a)(1)(A), under which an “investment company” includes any issuer that “[i]s or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Hotel101 Global believes it is clear from its history, its representations regarding its business, the nature of its assets, and its anticipated sources of income5 that it and its wholly owned subsidiaries are and will be primarily engaged in the business of real estate development, principally the development and operation of hotels, and not in investing in securities. Accordingly, Hotel101 Global does not fall within either relevant prong, ICA Section 3(a)(1)(A) or Section 3(a)(1)(C), of the investment company definition.

[3]	Although, for local law reasons, the equity of TMK is divided between Japan One (which holds 100% of the common and 49.9% of the preferred equity) and Japan Two (which holds 50.1% of the preferred equity), Hotel101 Global considers TMK to be in effect a wholly owned subsidiary of each of Japan One and Japan Two, as their interests are voted together by Hotel101 Global as a 100% block.
[4]	To the extent cash or government securities represent a portion of the $3.3 million in “other assets” and were deducted from the total asset denominator as provided in ICA Section 3(a)(1)(C), the “good asset” percentage would be somewhat higher.
[5]	These, together with “the activities of officers and directors,” are the factors to be considered in determining primary business engagement based on In the Matter of Tonopah Mining Co. of Nevada (Investment Company Act Release No. 1084, July 22, 1947) and other SEC interpretations. HBNB and Hotel101 Global anticipates that the activities of their officers and directors (in their capacity as directors) will be almost entirely focused on the development and operation of hotels and other real estate projects not on investing in securities.

March 11, 2025	Page 6

Investment Company Analysis – HBNB

The Business Combination will result in Hotel101 Global becoming wholly owned by HBNB, and HBNB’s equity in Hotel101 Global – which, as securities of a majority-owned non-investment company subsidiary, will not be “investment securities” of HBNB – will represent virtually the entirety of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. HBNB therefore will not be an investment company under the “objective test” in Section 3(a)(1)(C). HBNB also would not be an investment company under the “subjective test” in Section 3(a)(1)(A), for the same reasons as discussed above for Hotel101 Global.

The Staff also asks how HBNB’s future investment strategy will support its ICA analysis. HBNB expects that its future investments and activities will support and be consistent with its non-investment company status as analyzed above. Consistent with its primary engagement in the development of hotels and other real estate projects, HBNB’s future business strategy focuses on identifying, undertaking, and investing in additional projects through Hotel101 Global and wholly owned subsidiaries of Hotel101 Global. Upon completion of the merger, HBNB, through Hotel101 Global and wholly owned subsidiaries of Hotel101 Global, will continue development of hotel projects in Japan, Spain, and the United States. Investment in these projects is expected to increase real estate and related non-security assets held through HBNB’s wholly owned subsidiaries and, therefore, the value of those wholly owned subsidiaries – non-investment security assets – relative to any other assets it holds, including the HOA interest. HBNB looks to income from the sale to customers of units in these hotel developments and the operation of these hotel developments after construction completes as the primary anticipated sources of growth and potential profit.

Hotel of Asia, Inc. Interest

As requested, we have revised the disclosure on page 167 in the business section of the Revised Draft Registration Statement to provide more detail regarding the extent to which HBNB controls HOA. As set forth therein, we clarify that HOA is controlled by DoubleDragon and not Hotel101 Global due to (i) DoubleDragon holding a 30% direct ownership interest in HOA and a 28.12% indirect ownership interest through its wholly owned subsidiary, DDPC Worldwide, which holds 70.31% of Hotel101 Global, (ii) DoubleDragon’s officers serving on HOA’s board of directors and occupying five out of the seven seats and (iii) the CEO of HOA being a DoubleDragon officer. We also refer the Staff to the response below to Comment 38.

We would also like to address the Staff’s statement that “[i]t appears that the majority of your current operations are conducted through Hotel of Asia, Inc.” While it is correct that most of the currently operative projects developed under the Hotel101 brand are located in the Philippines and were developed through HOA, HBNB’s strategic focus going forward, and the area in which it anticipates the greatest growth, is through its wholly owned subsidiaries and not through HOA, as discussed above. Accordingly, we respectfully submit that it would be more accurate to say that, upon completion of the merger, the majority of HBNB’s operations (which are distinct from those HOA) and investments will be conducted through its wholly owned subsidiaries.

March 11, 2025	Page 7

11.	We note your risk factor disclosure on page 72 that as a controlled company you may elect not to comply with certain Nasdaq corporate governance requirements. Please revise your summary to clearly describe the exemptions upon which you will rely.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 21 of the Revised Draft Registration Statement.

12.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 80 of the Revised Draft Registration Statement.

Additional Agreements, page 91

13.	Please describe the material terms of the lock-up agreements and file the agreements as exhibits.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 97 of the Revised Draft Registration Statement and have filed the forms of lock-up agreements as Exhibits 10.11 and 10.12.

Background of The Merger, page 92

14.	We refer to your disclosure on page 94 that parties shall use reasonable best efforts to procure PIPE Investors, which is also a covenant in the merger agreement. Please expand your disclosure to clarify the current status of discussions and negotiations regarding a PIPE transaction. To the extent that negotiations and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, what relationships the PIPE investors have to JVSPAC, HBNB and its affiliates, the placement agent and advisors, if any, and how the terms of the PIPE transaction were determined. Please also revise your filing to include risk factor disclosure that addresses how the failure to consummate a PIPE transaction could impact HBNB’s ability to operate its business after the closing. Refer to Item 1605(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 93 of the Revised Draft Registration Statement

March 11, 2025	Page 8

15.	We note your disclosure on page 97 that during the period that the terms of the Merger Agreement were being negotiated, the JVSPAC management team studied the business model of HBNB and identified certain appropriate comparable public companies to HBNB and that JVSPAC management team performed a valuation analysis. Please clarify in this background section when this valuation analysis occurred and the impact it had on the negotiations regarding the letter of intent, merger agreement, etc.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 99 and 100 of the Revised Draft Registration Statement.

16.	We note your disclosure that on February 12, 2024, JVSPAC signed a non-binding LOI with Hotel101 Global. Please disclose all the material terms of the letter of intent, including whether it addressed the pre-transaction equity value of HBNB.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 99 of the Revised Draft Registration Statement.

17.	Please revise your background of the merger section to include a detailed discussion of negotiations relating to the material terms of the transaction, including, but not limited to, the evolution of the transaction structure, the merger consideration, the earnout target of $113.3 million and enterprise value of HBNB and the employment of Key Personnel, the terms of the lock-up agreements, the terms of any PIPE financing, and post-governance terms. To the extent material:

●	Explain the reasons for such terms, each party’s position on such issues, the proposals and counter-proposals made during the course of negotiations, and how you reached agreement on the final terms.

●	Where you disclose general topics and agreements that were discussed at each meeting, please provide additional detail regarding the substance of those discussions and material terms of the relevant agreements.

●	Identify the individuals and/or parties who participated in the meetings and discussions.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 99-101 of the Revised Draft Registration Statement.

18.	We note the disclosure that HBNB shall issue 600,000 HBNB Ordinary Shares to its financial adviser for the Business Combination. Please identify the financial advisor and explain clearly their role in the transaction.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on the cover page and pages viii, xiv, xx, xxi, xxii, 3, 4, 5, 6, 16, 69, 92, 115, 116, 261, 262, 268, 269, 270, 271, 272 and 301 of the Revised Draft Registration Statement.

JVSPAC Board’s Review of Valuation, page 97

19.	We note your disclosure that the HBNB management incentive earnout is not intended to be a projection or forecast and that it reflects a number of assumptions that are dependent on the occurrence of several milestones that are beyond JVSPAC’s or HBNB’s control. Please explain clearly how the revenue earnout target of $113.3 million was determined in reaching the valuation of HBNB, including the material bases of the disclosed revenue earnout target and all material assumptions and milestones underlying such amount, and any material factors that may affect such assumptions. Disclose whether or not HBNB has affirmed to JVSPAC that its projections reflect the view of the HBNB’s management or board of directors about its future performance as of the most recent practicable date prior to the date of the prospectus. Refer to Item 1609 of Regulation S-K.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 105 and 106 of the Revised Draft Registration Statement.

March 11, 2025	Page 9

20.	We note your disclosure that “some adjustments” were made to account for ABNB being a more mature, globally recognized publicly listed company while HBNB is still in the early stages of its growth cycle and that the JVSPAC management focused on the 2020 historical performance of ABNB, the year of its initial public offering, which was used as the benchmark year to arrive at the relevant multiple applied to HBNB. You also disclose that the average multiple of the listing valuation and the valuation at the close of the first trading day of ABNB is approximately 20x ABNB’s full year ended December 31, 2020 revenue. By applying the 20x multiple to the Earnout target of HBNB, you determined that the implied valuation is $2.3 billion. Please clarify what adjustments were made and if any adjustments were made based on the fact that ABNB had total revenue of $3.38 billion for the full year ended December 31, 2020 compared to HBNB’s projected revenues.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 105 of the Revised Draft Registration Statement.

JVSPAC’s Board, page 99

21.	We note your disclosure on page 102 that the parties to the Business Combination have not sought any third-party valuation or fairness opinion. We also note your disclosure on page XII that JVSPAC’s officers and JVSPAC’s Board of Directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, enabled them to make the necessary analyses and determinations regarding the Business Combination with HBNB. Please revise your disclosure here, and, as appropriate, throughout your filing, to provide additional detail describing the qualifications and substantial experience of your officers and directors that allowed the Board to determine that the business combination agreement and the transactions thereby are advisable and in the best interest of shareholders.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages xiv, 103, 136 and 137 of the Revised Draft Registration Statement.

Material Tax Considerations, page 116

22.	Please disclose that you have received tax opinion(s) and identify the firm(s) providing such opinions and file them as exhibits. See Item 601(b)(8) of Regulation S-K. Also revise your disclosure to reflect that you have filed either a long-form or short-form tax opinion, as applicable. For guidance, see Staff Legal Bulletin No. 19, Section III(B).

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 127 of the Revised Draft Registration Statement. A short-form tax opinion will be filed in an amendment filing.

March 11, 2025	Page 10

23.	Please revise to provide clear disclosure of the federal income tax consequences of the de-SPAC transaction to the SPAC, the target company, target security holders, and SPAC security holders. Refer to Item 1605(b)(6) of Regulation S-K. Please make conforming changes throughout your filing, including to your risk factor disclosure and to your Questions and Answers on page xxi.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 125 of the Revised Draft Registration Statement to include the federal income tax consequences of the de-SPAC transaction to the target company and target security holders. The Co-Registrants respectfully submit that the federal income tax consequences of the de-SPAC transaction to the SPAC and SPAC security holders are contained in the Draft Registration Statement.

24.	Please revise the language in all caps on page 117 that investors “should consult” with their own advisors to clarify that investors are entitled to rely on the disclosure in your prospectus.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 125 of the Revised Draft Registration Statement.

25.	We refer to your disclosure on page 118 that the Company Amalgamation and SPAC Merger, taken together with other relevant portions of the transactions contemplated in the Merger Agreement are intended to qualify as an integrated transaction that qualifies as an exchange described in Section 351(a) of the Code. Please revise your disclosure in this section to state clearly the tax consequences to U.S. holders of JVSPAC securities. Please remove language assuming certain consequences. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty and explain why it cannot give a firm opinion. For further guidance, see Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages xxiii, 79 and 127 of the Revised Draft Registration Statement.

Information about JVSPAC, page 126

26.	Please describe the general character of Winky Investments Limited’s business and whether it is involved with other SPACs. Refer to Item 1603(a)(2) and (3).

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 134 of the Revised Draft Registration Statement.

27.	We note your disclosure on page 127 that your sponsor, officers and directors are now, and may become a sponsor, an officer or director of other special purpose acquisition companies. Please update your disclosure to describe their experience in organizing special purpose acquisition companies and the extent to which they are involved in other special purpose acquisition companies. Refer to Item 1603(a)(3) of Regulation S-K. Also discuss the status of other SPACs; for example, the status of any business combination or liquidation, whether they are still seeking a target, prior extensions of business combination deadlines and related amounts of redemptions.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 136-137 of the Revised Draft Registration Statement.

March 11, 2025	Page 11

Underwriting Agreement, page 145

28.	We note your disclosure that JVSPAC issued Maxim Partners LLC and/or its designees 258,750 ordinary shares at the closing of the IPO and that Maxim has agreed not to transfer, assign or sell any such shares until the completion of the initial Business Combination. Please describe any relationship that existed between Maxim and JVSPAC after the close of the IPO, including any financial or merger-related advisory services conducted by Maxim. For example, clarify whether Maxim had any role in the identification or evaluation of business combination targets.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 154 of the Revised Draft Registration Statement.

Information about HBNB, Hotel 101 Global and HOA , page 151

29.	We note your discussion of hotel operating margin, yield, and average development margin on pages 152, 154 and 155, respectively. Please expand your disclosure to address the following for each metric:

●	Provide a clear definition of each metric and how it is calculated;

●	Provide a statement indicating the reasons why the metric provides useful information to investors; and,

●	Provide a statement indicating how management uses the metric in managing or monitoring the performance of your business.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages vi, vii, ix, 160,162 and 163 of the Revised Draft Registration Statement.

Information about HBNB, HOTEL101 GLOBAL and HOA, page 151

30.	We note much of your disclosure in this section is provided as of June 30, 2024. Please update your disclosure to the most recent practicable date.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 24, 26, 29, 159, 160, 161, 162, 167, 171, 176, 177, 178, 179, 180, 181, 182, 183, 184, 185, 187, 188, 189, 196, 197, 198, 199, 201 and 202 of the Revised Draft Registration Statement.

31.	Throughout this section, please clarify HBNB’s planned business and how it relates to Hotel101 Global’s and HOA’s current business. For example:

●	Describe the restructuring and how HBNB plans to have separate businesses for its hospitality platform business and its investment in HOA.

●	Regarding the platform business, explain which entity will own the underlying hotel assets prior to HBNB’s sale of the units, which entity will manage the hotel operations and the relationship between these entities and HBNB, through affiliation and/or contractual agreements, etc.

March 11, 2025	Page 12

●	Clarify your disclosure regarding the original unit owners of Hotel101-Manila and the yield received of 7.59% for the year ended December 31, 2023 and how it relates to your current business.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 162 and 167 of the Revised Draft Registration Statement.

Operations, page 159

32.	We note the references to pre-selling units in your hotels under development. Please clearly explain the role of pre-selling units in the financing of your hotel projects including, without limitation, when units get pre-sold, whether there are any minimum thresholds of units that need to be presold to finance the various stages in the development of your hotels, the percentage of units pre-sold in your current developments and how financing of the hotels occurs in the event you do not pre-sell the expected percentage of units, whether the financing is provided by DoubleDragon or otherwise.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 26, 170, 171 and 205 of the Revised Draft Registration Statement.

33.	We note your disclosure in the risk factors on page 22 regarding your deferred payment schemes. Please describe clearly the role of deferred payment schemes in the operation of your business and your sale of units, including the extent to which your business model is funded by such schemes.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 26 and 171 of the Revised Draft Registration Statement.

34.	We note your disclosure on page 161 regarding the management agreements for the operation and management of hotel units. Please revise your disclosure in this section to describe the material terms of such agreements.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 171 of the Revised Draft Registration Statement.

35.	We note that you are offering individual units in each Hotel101 hotel to Unit Owners and that the management agreements generally provide that a portion of the total gross room revenues from the relevant hotel is to be equally divided among all the Unit Owners of such hotel (the “Revenue Share”) on a monthly basis. Please provide us with a detailed analysis of whether the offer of such units under these terms constitutes the offer and sale of investment contracts, and if so, how you plan to comply with the registration or exemption requirements of the Securities Act. Refer to Securities Act Release No. 33-5347 for guidance. Add risk factor disclosure as applicable.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 42 and 191 of the Revised Draft Registration Statement.

March 11, 2025	Page 13

Management, page 184

36.	Please revise your disclosure here and elsewhere as appropriate in your filing to also address whether the target company officers or directors have any actual or potential material conflicts of interest, including any material conflict of interest that may arise in determining whether to proceed with the business combination, with unaffiliated security holders of the SPAC. Refer to Item 1603(b) of Regulation S-K.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on the cover page and pages xiv, xv, 195 and 282 of the Revised Draft Registration Statement.

Hotel101 Global’s Management’s Discussion & Analysis Liquidity and Capital Resources, page 202

37.	Given your multiple hotel projects under various stages of development as listed on page 171, please provide an expanded discussion of your anticipated funding requirements for those projects and your current arrangements and future plans to raise additional capital to fund such requirements, including the terms of such financing.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 205 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information Description of the Transactions, page 248

38.	We note your disclosure that Hotel101 Global does not meet the requirements for control as summarized within IFRS 10, and therefore the investment in HOA is accounted for using the equity method under IAS 28 in the pro forma financial statements. Please provide us with a detailed accounting analysis under IFRS 10 that provides all the relevant facts and circumstances you considered in making the determination that Hotel 101 Global does control HOA.

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they assessed the transaction under IFRS paragraphs 10-14, B9-B15, B22, B26, B34-B37, and B73-B75. The Co-Registrants concluded that the investee, HOA, is primarily engaged in real estate development. Relevant activities include decision-making related to operating hotels and resorts, acquiring and managing land, constructing and administering buildings, and dealing with real estate transactions. These activities are controlled by HOA’s management and Board of Directors, which is controlled by DoubleDragon, holding five out of seven director seats.

Board of Director Considerations

1.	Edgar J. Sia II (Chairman and Chief Executive Officer of DoubleDragon)

2.	Tony Tan Caktiong (Co-Chairman of DoubleDragon)

3.	Ferdinand J. Sia (Vice Chairman of DoubleDragon)

4.	Rizza Marie Joy J. Sia (Treasurer and Chief Financial Officer of DoubleDragon)

5.	William Tan Untiong (Corporate Secretary of DoubleDragon)

March 11, 2025	Page 14

Ownership Interest Considerations

Ferdinand J. Sia, the Chief Executive Officer of HOA, is also the Vice Chairman of DoubleDragon. The deed of exchange pursuant to which DoubleDragon transferred 40% of its interest in HOA to Hotel101 Global does not alter HOA’s Board structure, ensuring DoubleDragon’s control. Post-transfer, Hotel101 Global holds a 40% minority equity interest in HOA, while DoubleDragon retains a 30% direct interest in HOA and a 28.12% indirect interest through its subsidiary, DDPC Worldwide, which holds 70.31% of Hotel101 Global.

Related Party Considerations

DoubleDragon remains a principal investor in both Hotel101 Global and HOA before and after the transfer with an ownership interest of 58.12% in HOA, comprised of DoubleDragon’s direct 30% interest and indirect interest of 28.12% through its wholly-owned subsidiary, DDPC Worldwide. DoubleDragon holds an indirect majority equity interest in Hotel101 Global, which is considered a de facto agent of DoubleDragon. Consequently, DoubleDragon’s combined direct and indirect interests, along with its majority Board seats, indicate its control over HOA. Therefore, Hotel101 Global does not control or significantly influence HOA.

Note 5 — Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2024, page 257

39.	We refer to your disclosure in adjustment E. Please expand your disclosure and tell us how the investment cost in HOA of $1.9 million was determined.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 269 of the Revised Draft Registration Statement to expand the disclosure of adjustment E to explain how the investment costs in HOA was determined. The Co-Registrants have updated the investment costs to $14.5 million, which was based on the equivalent book value as of the latest available audited financial statements of HOA.

Note 6 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statements Of Profit or Loss..., page 259

40.	We refer to adjustment EE related to the issuance of 34,500,000 HBNB Class A Ordinary Shares to Key executives that will vest based on the Vesting Schedule. We also note the vesting schedule on page 268. Please expand your disclosure to include how you calculated the expense for each of the pro forma periods presented.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 271 of the Revised Draft Registration Statement to clarify how the expense for each of the pro forma periods presented was calculated.

IFRS 2 requires that equity share based payments that have graded service vesting conditions are recognized over each tranche. The EY International GAAP Guide provides an accelerated attribution model for calculating expense, which the Company applies for its graded vesting schedule.

March 11, 2025	Page 15

The following table lists the number of shares issued and the expense recognized for each tranche under the accelerated attribution model:

Tranche	Period	Issuance of Shares	Cumulative expense	Period Expense
First	0 - 18 month	1,725,000	$136,107,358	$136,107,358
Second	19 - 30 month	3,450,000	$214,821,427	$78,714,069
Third	31 - 42 month	5,175,000	$279,106,492	$64,285,065
Fourth	43 - 54 month	6,900,000	$327,931,909	$48,825,417
Fifth	55 - 66 month	17,250,000	$360,725,100	$32,793,191
		34,500,000		$360,725,100

The unaudited pro forma condensed combined statements of profit or loss for the six months ended June 30, 2024 and for the year ended December 31, 2023 assume that the Business Combination had occurred on January 1, 2023, the beginning of the earliest periods presented. Therefore, the Company recognized 12 of the first tranche of 18-month expense for the year ended December 31, 2023, which is approximately $90.7 million, and six of the first tranche of 18-month expense for the six months ended June 30, 2024, which is approximately $45.4 million.

Dilution to JVSPAC’s Shareholders, page 261

41.	We note your tabular dilution disclosure includes the impact from the business combination (i.e., de-SPAC transaction) by reflecting the increase in net tangible book value for merger with Hotel101 Global in the numerator and the issuance of shares to DDPC, Hotel101 Worldwide, DoubleDragon shareholders and Key Executives in the denominator. Please revise to remove the impact of the de-SPAC transaction from your dilution presentation. Please refer to Item 1604(c) of Regulation S-K. In addition, given that the business combination transaction would appear to have an additional dilutive impact beyond what will be reflected in your to be revised tabular dilution disclosure, please include appropriate disclosure elsewhere in your filing (e.g., risk factor disclosure) for an illustration of the dilutive effect of the business combination.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 274-276 of the Revised Draft Registration Statement.

Dilution to JVSPACs shareholders, page 261

42.	We note the references to PIPE financing in the Agreement and Plan of Merger and in the disclosure on page 94. Please revise your disclosure to discuss all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, including sources not included in the tables with respect to the determination of net tangible book value per share.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 93, 275-276 of the Revised Draft Registration Statement.

Directors and Officers After the Transactions, page 264

43.	Please revise your disclosure to discuss any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to in this section was selected as a director or member of senior management. Refer to Item 6.A.5 of Form 20-F.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 282 of the Revised Draft Registration Statement.

March 11, 2025	Page 16

Signatures , page II-6

44.	Please revise your registration statement to include signatures of your principal executive officer or officers, principal financial officer, your controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions. Refer to instruction 1 of the signature page to Form F-4.

In response to the Staff’s comment, the Co-Registrants have revised pages II-5 and II-7 of the Revised Draft Registration Statement.

Please contact the undersigned by phone at +852 2971 4848 should you have any questions or require further information.

Very truly yours,

/s/ James Grandolfo
James Grandolfo

cc:	Marriana Henares Yulo, Hotel101 Global Holdings Corp.
Marriana Henares Yulo, Hotel101 Global Pte. Ltd.
Albert Wong, JVSPAC Acquisition Corp.
Giovanni Caruso, Loeb & Loeb LLP